Exhibit 99.1

4Q20 Earnings Release

March 11th, 2021

investors.stone.co

  StoneCo Reports Fourth Quarter and Fiscal Year 2020 Financial Results

George Town, Grand Cayman, March 11, 2021 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its fourth quarter and fiscal year ended December 31, 2020.

“Dear Shareholder,

2020 has been a year of great achievements despite all the challenges imposed by the pandemic. I believe we balanced disciplined execution and capital allocation with very important strategic steps, continuing to deliver strong results. Our team did a great job and today we are bigger and better than we were a year ago. We continued to present strong profitable growth and long-term value generation.

We believe that creating a strong moat is very important and our moat is based on empowering small and medium businesses to win through 3 important strategic steps, two of which we are already executing well and the third one is becoming a new dream for us.

First, we want to delight our clients and gain their trust by offering a complete set of financial solutions through a world class technology and service, replacing their existing banking relationship and becoming the dominant financial provider for SMBs in Brazil. Our Stone and Pagar.me teams are working hard to accomplish this goal every single day, building an amazing culture of talented people and client obsession.

We also want to offer enterprise-level workflow tools to empower our clients to better manage their businesses, driving operational efficiency and connecting them to online channels so they can sell more. We started this second act of our business almost two years ago and we are happy to see great evolution of our team towards this direction. The investments we made and the acquisition of Linx put us in a unique strategic position to achieve this goal. We are working hard to make sure the team achieves the same levels of client satisfaction and disciplined execution we were able to build in Stone and Pagar.me.

The third strategic step, and this challenge we still have to tackle, is to answer a very simple question: how can we drive more customers to our merchants? How can we incentivize consumers to shop in our merchant base? We can now start dreaming about answering this question and we know that data infrastructure, user experience and technology integration between our businesses are key elements to make this happen.

We are very committed to our country and happy to support society through tough times. We think that the best way to improve our country´s productivity in the long term is to have good investments in basic education and employability initiatives. Besides our regular support to basic education we have started piloting professional qualification training aimed at improving employability. Those are the two social impact initiatives in which we will be focusing our attention going forward. In addition, in 2020, we have donated R$15mm to the construction of a COVID-19 vaccine factory and the construction of a temporary hospital in Rio de Janeiro, as well as R$26mm in fee exemptions to our clients in order to help them navigate the challenges imposed by the pandemic.

Thank you for all your support in 2020 and we hope that as a society we will soon overcome the challenges imposed by COVID-19 and together build a better and healthier future.”

Thiago Piau, CEO

 Operating and Financial Highlights 4Q20

Total Payment Volume (TPV) R$ 64.4 BN Up 60.1% year over year, or R$57.4 billion excluding Coronavoucher, an increase of 42.6%	Take rate ex-Coronavoucher 1.64% With fourth quarter seasonal impacts and negative contribution from key accounts take rate Reported take rate of 1.49%, up 19bps quarter over quarter

Total Revenue and Income

R$1.0 BN

An increase of 27.9% year over year, despite lower key accounts revenue. Excluding Other Financial Income, primarily interest on cash, revenue grew 32.0% year over year.

Net Addition of Clients (ex-TON) 69.7k Highest in the Company’s history, leading to a Total Active Client base of 652.6 thousand (excluding TON), an increase of 35.7% year over year

Adjusted Net Margin 35.7% Highest historical Adjusted Net Margin of the company	Adjusted Net Income R$ 357.8 MM Up 30.1% year over year, despite high levels of investment in our operations

Net Income R$ 306.1 MM Up 16.0% year over year, with Net Margin of 30.6%	Adjusted EPS (diluted) R$ 1.16 per share An increase of 19.8% year over year

EPS (basic) R$ 1.01 per share An increase of 7.0% year over year	Adjusted Free Cash Flow R$ 345.9 MM 86.0% higher year over year

 Operating and Financial Highlights 2020

Total Payment Volume (TPV) R$ 209.9 BN Up 62.6% year over year, or R$179.2 billion excluding Coronavoucher, an increase of 38.8%	Take rate ex-Coronavoucher 1.73% With negative impact from key accounts take rate. Reported take rate (including Coronavoucher) of 1.51%, -34bps vs. 2019

Total Revenue and Income R$ 3.32 BN An increase of 28.9% year over year. Excluding Other Financial Income, primarily interest on cash, revenue grew 33.0% year over year, despite COVID-19 impact	Net Addition of Clients (ex-TON) 171.7k With active payments client base (ex-TON) increasing to 652,600, an increase of 35.7% despite COVID-19 impacts

Adjusted Net Margin 28.9% despite COVID impact	Adjusted Net Income R$ 958.2 MM Up 11.8%, with 28.9% Adjusted Net Margin, despite donations and fee exemptions to clients related to COVID-19

Net Income R$ 837.4 MM Up 4.1% year over year, with Net Margin of 25.2%, despite COVID	Adjusted EPS (diluted) R$ 3.32 per share An increase of 9.3% year over year

EPS (basic) R$ 2.95 per share An increase of 1.9% year over year	Adjusted Free Cash Flow R$ 653.5 MM 57.3% higher year over year

  4Q20 and 2020 Performance Highlights

2020 Overview

Despite COVID-19 impacts in overall society, we have continued to present profitable growth and we were able to guarantee long-term value generation while helping our clients, team and the society to face these challenging times.

Our business has evolved significantly during 2020:

1)	We have significantly scaled the ecosystem of clients using our different set of solutions in payments, banking, software and credit, with a record quarterly net addition of clients in payments in the fourth quarter of 2020. This is particularly important as we offer more solutions to the same clients, increasing their LTV. Active client base in payments (ex-TON) grew to 652,600 in 2020 (+35.7% vs. 2019), despite COVID-19 challenges; our TON initiative, which was launched in March 2020, reached 113,700 active clients in 2020; the number of clients with credit solution grew to 88,900 (3.7x vs. 2019); the number of open digital banking accounts grew to 508,000 (+8x vs. 2019) with over 133,000 using Stone as primary settlement account; the number of software clients in our ecosystem grew to 387,600 (2.9x vs. 2019).

2)	We have also evolved in the convergence of our solutions, increasing the penetration of additional financial solutions in our payment clients. In 2019, 10% of our SMB acquiring clients used at least one other financial product offered by us, and by the end of 2020, that number jumped to 34%. Also, we have increased the penetration of heavy users, who are those clients that are actively using our payments, credit and banking solutions. Approximately 5.3% of our payments SMB clients were heavy users at the end of 2020, compared to less than 0.5% in the first quarter of 2020. Furthermore, around 30% of our SMB payment clients also have at least one software solution that we offer.

The unit economics of those clients that have multiple solutions is significantly better than the unit economics of payments-only clients, with heavy users generating a revenue 2.6x higher than that of an SMB client using only payments.

With a net revenue of R$3.3 billion in 2020, we believe StoneCo still has a lot of room to penetrate the R$120 billion addressable market1 of payments, software, banking and credit for SMBs.

3)	We have had our record addition of TPV in a year, having added R$81 billion of TPV in 2020 (or +62.6%), which is equivalent to the total TPV we processed in 2018, which was R$83 billion. The diversification of our business, both in terms of geographic coverage, profile of clients and channels, has helped us deliver such increase even during a year with strong pandemic impacts. In our hubs, our TPV year over year growth has accelerated from 42% in the third quarter to 45% in the fourth quarter of 2020.

4)	Although we have invested heavily in our business, our adjusted net income reached R$958mm, with a margin of 29% and a 12% growth compared to 2019, having reached our highest historical adjusted net margin of 35.7% in the fourth quarter of 2020. The adjusted net margin of 2020 already factors in donations and fee exemptions to clients made during the year. We have also reported our record Adjusted Free Cash Flow generation, which reached R$653.5 million in 2020, growing 57.3% year over year.

5)	And finally, we were able to scale while keeping great customer satisfaction index, having the problems of clients who call us solved in the first call in 94% of the cases and having 91% level of service in our customer support front during the fourth quarter of 2020.

1 Estimated revenue pool of acquiring, banking, credit and software. Acquiring revenue estimate: Stone internal estimate for the market based on Brazilian’s largest Merchant acquirers’ total revenue for 2019; Banking revenue estimate: Stone internal estimate for targeted segment using total revenue generated by the Brazilian top 5 banks in 2Q20 on checking account services; Credit revenue estimate: Management estimate of total non-targeted loans for SMB companies in Brazil multiplied by the average spread discounted the expected default rate. Data from Brazilian Central Bank as of May-20 and management´s assumptions using market data; Software revenue estimate: According to International Data Corporation 2020.

In the sections below, we provide some details on the evolution of our business along its three main fronts: (i) our SMB financial platform and TON; (ii) our fintech-as-a-service platform Pagar.me and (iii) our software solutions ecosystem.

Stone: SMB Financial Platform and TON

In Stone, our SMB financial platform business, the operation continues to accelerate and at the same time improve quality.

Our SMBs in the hubs accelerated TPV growth in the fourth quarter, posting a 45% year over year growth (up from +42% in third quarter of 2020) and growing double digits in every Brazilian state.

Sales productivity and client stickiness have also improved in our hub operations compared to the previous year, which contributed to a record net addition of 69,700 clients in the fourth quarter of 2020 at StoneCo, despite having a lower sales headcount along the quarter compared to the fourth quarter of 2019. Also, average TPV in our hubs were higher in the fourth quarter of 2020 when compared to the same period of 2019.

Given such consistency in the quality of our operations, we are confident to continue investing to strengthen our capabilities, expecting to increase our salesforce by at least 60% in 2021 while looking to keep strong productivity levels.

Chart 1: StoneCo Net Adds Evolution (90-days)

While growing our operations, we have also evolved to become a complete financial platform for SMBs beyond payments.

Our banking and credit products have been gaining traction as we provide clients with seamless solutions that simplify their financial management and eliminate bureaucracy. As a result, 34% of our acquiring clients already use more than one financial solution that we offer, compared to 27% in the previous quarter and 10% in 2019, leading to higher revenue per client and lower churn. Also, 5.3% of our SMB payment clients are already considered heavy users. This type of client provides a significantly better unit economics compared to a regular acquiring only client, as they perceive our unified value proposition. As an example, revenue for a heavy user client is 2.6x that of a regular payments-only client.

The banking product has been growing at a fast pace, ending 2020 with 508,200 open accounts, compared to 357,100 in the third quarter and over 8x the reported in 2019. The number of clients receiving sales directly in a Stone digital account increased over 50% quarter over quarter to reach 133,400 thousand. Moreover, the growth in the pre-paid card TPV surpassed 50% in a single quarter compared to the third quarter and the total accounts balance increased by 92% in the same period.

Chart 2: Banking Number of Accounts (Thousand)

On credit, our differentiated solution allowed us to keep growing our outstanding balance at a strong pace while constantly improving our scoring model and risk management tools. In the fourth quarter, our outstanding balance grew 39% sequentially reaching R$1,514 million, with 88,900 clients currently using their pre-approved balances.

Chart 3: Credit Number of Clients (Thousands)	Chart 4: Credit Portfolio (R$mn)

The economics of our credit solution have continued to be strong, with healthy risk-return levels. The product has been presenting an ROA[2] ranging from 2.0% to 2.5%, risk-adjusted-return, or RAR[3], from 2.1% to 2.6% and risk-adjusted return after funding costs[4] from 1.6% to 2.1% per month. We also started to raise third-party funding for our credit product through a FIDC, raising a total of R$493 million on our first issuance, despite having a much higher demand. This is only the first step in reducing our risk exposure and we will continue to look for new issuances and alternatives to use third-party capital to fund the growth of our credit solution. At this moment, we are on track to raise additional funds through the first half of 2021. Going forward, the metrics we will use to disclose performance of our credit solution are risk-adjusted return, risk-adjusted return net of funding costs, total oustanding balance, total outstanding balance net of third-party funding, duration and number of clients with credit.

TON, our solution for micromerchants that started in March 2020, has been growing significantly as we learn more about our clients and succeed in improving the unit economics of the solution. TON ended 2020 with a 75% client base growth from the third to the fourth quarter of 2020, reaching 113,700 clients and almost doubling its TPV in the same period, with an 87% growth quarter over quarter.

[2] Monthly return on assets, calculated as credit revenue, net of expected losses, divided by disbursed amounts.

[3] Risk adjusted return: The estimated internal rate of return of the aggregated cash flows of a loan portfolio net of expected losses on the loans, which are derived from a time dependent mortality curve and recovery expectations.

[4] Risk adjusted return net of cost of funding: The estimated internal rate of return of the aggregated cash flows of a loan portfolio net of expected losses on the loans, which are derived from a time dependent mortality curve and recovery expectations, brought at present value by a discounted curve derived from StoneCo’s funding costs specifically to the related portfolio of loans.

Chart 5: Number of TON Clients[5]

Given the encouraging unit economics trend and the traction of TON, we expect to continue to invest in 2021 to improve the solution and bring it to more clients.

We have recently decided to change the scope of our media agreement with Grupo Globo to the whole StoneCo group and on January 28th, 2021 we executed the flip of Globo´s 33% ownership in TON to the StoneCo level, with StoneCo owning now 100% of TON.

We believe that being able to have access to Globo’s media and expertise to also strengthen other brands of our Company other than TON would be the ideal move giving us more flexibility in terms of media allocation and seeking better overall returns.

As Grupo Globo had contributed with an upfront investment equivalent to a market value of R$461 million in media, StoneCo issued 1.3 million StoneCo Class A shares (equivalent of R$461 million) to Grupo Globo in exchange for Grupo Globo´s 33% ownership in TON. StoneCo share price was defined as the 30-day VWAP as of December 8th, 2020, when the parties signed a MOU.

Pagar.me: Fintech-as-a-Service platform

Our fintech-as-a-service business Pagar.me serves Digital Small Businesses as well as Key Account clients, which include digital platforms, such as PSPs and marketplaces, as well as large retailers.

Pagar.me showed strong traction throughout the year, boosted by the digitization trend in the country. We have seen Pagar.me’s TPV growing approximately 80% year over year in the fourth quarter of 2020, with the contribution of Coronavoucher volumes. Excluding Coronavoucher, Pagar.me grew approximately 40% in the same period, with higher growth in online Small Businesses compared to larger accounts.

We want to be at the forefront of the digitization trend and help take SMB clients to the online world. We have seen strong advancements in that front, with revenues from Small Businesses accelerating growth every quarter, reaching 94% growth year over year in the fourth quarter, with stable take rates compared to the prior year period.

Regarding Key Accounts, despite strong TPV growth we have seen their take rates reduce significantly as a result of the lower base interest rates in the country, which affected their prepayment prices. On the other hand, lower base rates have also contributed to a decrease in our financial cost to fund prepayment and our revenue net of funding costs for Key Accounts has grown 36% year over year in the fourth quarter of 2020, compared to a year over year decline in revenue.

[5] For clients of TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

As a result of the dynamics of Digital Small Businesses and Key Accounts mentioned above, we have reduced our revenue concentration in larger accounts, with more revenues coming from our small clients. We are increasing our focus on servicing clients to whom we can add value through our differentiated value proposition and customized offering, while reducing focus on key account clients with commoditized needs.

Overall, Pagar.me’s share of StoneCo TPV decreased from 60% in the third quarter of 2020 to 46% in the fourth quarter, mainly due to the much lower overall Coronavoucher volume of R$7.1 billion in the fourth quarter compared to R$21.6 billion the third quarter. Excluding Coronavoucher volumes, Pagar.me clients represented 40% of total TPV this quarter, with hubs and TON representing the other 60%, similar to the prior year period.

Ecosystem of Software Solutions

In 2020 we have advanced in building an ecosystem of software solutions. We offer our clients POS and ERP solutions in different verticals, such as retail, food, health, leisure and beauty, among others, as well as solutions which help our clients to better connect with their customers and sell more. At the end of 2020, that ecosystem had approximately 387,600 clients, compared to 342,000 clients in the third quarter of 2020 (growth of 13%) and 135,000 clients by the end of 2019 (growth of 187%). In the fourth quarter of 2020 our annualized proforma[6] revenue with software was over R$200 million, with proforma revenue growth of 55% year over year in the quarter.

Chart 6: Number of Subscribed Software Clients (Thousand)

We have also taken a very important strategic step in 2020 towards the direction of building a full-commerce software platform business with the acquisition of Linx, which is still pending antitrust approval from CADE. Despite not having yet started to work on the implementation of our plans in Linx, which depends on antitrust approval, we have worked hard in the last couple of months in a clean team dynamics with Linx to evolve in our integration planning.

We remain very excited with the opportunity in Linx and believe that the combination of the two businesses will accelerate Stone’s goal of empowering Brazilian merchants by offering enterprise-level workflow tools to help them better manage their businesses, drive operational efficiency and connect to online channels so they can sell more and grow.

Up to this date, we have already purchased 18.85% of Linx’s shares through open market transactions, at an average price of R$36.52, which is below our offer price, for a total consideration of R$1.3 billion. For more information about the transaction with Linx, please refer to Stone’s Investor Relations website at https://investors.stone.co/.

[6] Considers revenue growth year over year from all current portfolio companies as of 4Q20, reflecting 100% of their revenues and regardless of the investment date.

Outlook for 2021

In 2021, we expect to accelerate our growth while investing heavily in our business to build the capabilities we need to explore long-term opportunities. Please see below some expectations we currently have for 2021:

•	We expect to cross the mark of 1 million active clients in payments (ex-TON)

•	We also expect strong growth rates in TON

•	Take rate is expected to go up along 2021

•	Total Revenue and Income is expected to have significant acceleration from 2020 growth level

•	We expect to grow our salesforce and technology teams by at least 60% in 2021

•	Adjusted Net Margin is expected to be at similar levels compared to 2020

•	We expect effective tax rate to be at similar levels as in 2020

  Operating and Financial Metrics

Table 1: Operating and Financial Metrics

Main Operating and Financial Metrics	4Q20	4Q19	Δ	2020	2019	Δ
TPV (R$ billions)	64.4	40.2	60.1%	209.9	129.1	62.6%
Active Clients (ex-TON) (thousands)	652.6	480.9	35.7%	652.6	480.9	35.7%
Period Net Additions (ex-TON) (thousands)	69.7	67.3	3.6%	171.7	213.0	(19.4%)
Take Rate	1.49%	1.80%	(0.32 p.p.)	1.51%	1.85%	(0.34 p.p.)
Total Revenue and Income (R$ millions)	1,001.4	782.9	27.9%	3,319.8	2,576.0	28.9%
Adjusted Net Income (R$ millions)	357.8	275.0	30.1%	958.2	857.1	11.8%
Adjusted diluted EPS	1.16	0.97	19.8%	3.32	3.03	9.3%

Active payments client base

In the fourth quarter of 2020, we reached an active client base7 of 652,600, or a 35.7% growth year over year. This represents a record net addition of clients of 69,700 in the quarter, despite weaker seasonality and with growth in every Brazilian State. Compared to the same period of the prior year, we managed to add 3.6% more clients despite having a lower number of salespeople, as we increased our productivity and client stickiness.

Chart 7: Active Client Base (Excludes TON/Stone Mais)8

(Thousands)

Client base in TON9 reached 113,700 clients in the fourth quarter of 2020, 75.0% higher than the previous quarter, adding 48,800 clients, 63.6% more than in the third quarter of 2020.

7 Excludes TON clients.

8 Active clients mean clients that have transacted at least once over the preceding 90 days.

9 For clients of TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

Take rate

Our reported Take Rate was 1.49% in the fourth quarter of 2020, 19bps higher than 3Q20, mostly as a result of lower Coronavoucher volumes, which are debit-like transactions and have lower take rate. Excluding the effect from Coronavoucher, our take rate was 1.64%, 12bps lower than the previous quarter, mostly as a result of seasonal effects, namely (i) a higher proportion of debit over credit and (ii) the effect from revenues which are unrelated to TPV, including POS subscription and revenues from our credit solution, which have a negative impact on take rates in fourth quarters due to strong volume seasonality.

Take rate excluding Coronavoucher volumes was 16bps lower than in the fourth quarter of 2019, explained mostly by lower Pagar.me take rate as a result of lower prepayment prices in key accounts, which were directly impacted by the lower base interest rate in the country.

Chart 8: Evolution of Take Rate[10]	Chart 9: Pagar.me Take Rate Evolution

TPV

Total Payment Volume (TPV) was R$64.4 billion, up 60.1% year over year in the fourth quarter of 2020 compared with the prior year period. Excluding Coronavoucher11 volumes, which amounted to R$7.1 billion in the quarter, TPV grew 42.6%, resulting in a record year over year TPV addition.

TPV growth was strong both in the hubs as well as in Pagar.me12. In the hubs, we saw an accelerating growth compared to the prior quarter, reaching 45% year over year in the fourth quarter of 2020, growing double digits in all Brazilian States. For Pagar.me, we saw a growth of approximately 80% year over year, helped by Coronavoucher volumes. Excluding Coronavoucher, Pagar.me’s TPV grew approximately 40% in the fourth quarter of 2020, with online SMBs growing faster than Key Accounts.

10 According to IFRS 15, subscription revenue is accounted for over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards in 3Q19, contributing positively 3 bps to 3Q19 take rate of 1.91% compared with 2Q19.

11 Coronavoucher is a government financial aid program targeting the most vulnerable part of the population as autonomous and informal workers and people without income. Those individuals receive the amounts in a prepaid card and many of them used the card to transfer money to different digital wallets and to buy goods. Whenever those digital wallets use Stone fintech-as-a service platform to process the cash-in transactions, we capture the related TPV

12 Includes Digital Small Businesses as well as Key Account clients, which include digital platforms, such as PSPs and marketplaces, as well as large retailers.

Table 2: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	4Q20	% Rev.	4Q19	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	335.2	33.5%	230.3	29.4%	45.5%	4.1 p.p.
Net revenue from subscription services and equipment rental	122.0	12.2%	91.6	11.7%	33.1%	0.5 p.p.
Financial income	501.0	50.0%	404.1	51.6%	24.0%	(1.6 p.p.)
Other financial income	43.2	4.3%	56.9	7.3%	(24.0%)	(2.9 p.p.)
Total revenue and income	1,001.4	100.0%	782.9	100.0%	27.9%	0.0 p.p.
Cost of services	(213.2)	(21.3%)	(128.3)	(16.4%)	66.2%	(4.9 p.p.)
Administrative expenses	(122.5)	(12.2%)	(72.4)	(9.3%)	69.0%	(3.0 p.p.)
Selling expenses	(139.9)	(14.0%)	(109.0)	(13.9%)	28.3%	(0.0 p.p.)
Financial expenses, net	(64.2)	(6.4%)	(106.9)	(13.7%)	(39.9%)	7.2 p.p.
Other operating expenses, net	(90.2)	(9.0%)	(2.5)	(0.3%)	3559.9%	(8.7 p.p.)
Loss on investment in associates	(3.0)	(0.3%)	(1.1)	(0.1%)	165.0%	(0.2 p.p.)
Profit before income taxes	368.4	36.8%	362.6	46.3%	1.6%	(9.5 p.p.)
Income tax and social contribution	(62.3)	(6.2%)	(98.7)	(12.6%)	(36.8%)	6.4 p.p.
Net income for the period	306.1	30.6%	264.0	33.7%	16.0%	(3.2 p.p.)

Adjusted Net Income	357.8	35.7%	275.0	35.1%	30.1%	0.6 p.p.

Table 3: Accumulated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	2020	% Rev.	2019	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	1,144.1	34.5%	770.3	29.9%	48.5%	4.6 p.p.
Net revenue from subscription services and equipment rental	388.0	11.7%	331.6	12.9%	17.0%	(1.2 p.p.)
Financial income	1,647.0	49.6%	1,287.8	50.0%	27.9%	(0.4 p.p.)
Other financial income	140.7	4.2%	186.4	7.2%	(24.5%)	(3.0 p.p.)
Total revenue and income	3,319.8	100.0%	2,576.0	100.0%	28.9%	0.0 p.p.
Cost of services	(769.9)	(23.2%)	(427.0)	(16.6%)	80.3%	(6.6 p.p.)
Administrative expenses	(392.5)	(11.8%)	(285.8)	(11.1%)	37.3%	(0.7 p.p.)
Selling expenses	(505.9)	(15.2%)	(360.6)	(14.0%)	40.3%	(1.2 p.p.)
Financial expenses, net	(339.8)	(10.2%)	(353.5)	(13.7%)	(3.8%)	3.5 p.p.
Other operating expenses, net	(177.1)	(5.3%)	(57.7)	(2.2%)	206.9%	(3.1 p.p.)
Loss on investment in associates	(6.9)	(0.2%)	(0.8)	(0.0%)	756.4%	(0.2 p.p.)
Profit before income taxes	1,127.7	34.0%	1,090.7	42.3%	3.4%	(8.4 p.p.)
Income tax and social contribution	(290.2)	(8.7%)	(286.5)	(11.1%)	1.3%	2.4 p.p.
Net income for the period	837.4	25.2%	804.2	31.2%	4.1%	(6.0 p.p.)

Adjusted Net Income	958.2	28.9%	857.1	33.3%	11.8%	(4.4 p.p.)

  Total Revenue and Income

Total Revenue and Income was R$1,001.4 million in the fourth quarter of 2020, an increase of 27.9% from R$782.9 million in the fourth quarter of 2019. Excluding Other Financial Income, which is mainly comprised of interest on cash, our Total Revenue and Income grew 32.0% to R$958.2 million in the fourth quarter of 2020.

Total Revenue and Income growth was driven primarily by the 60.1% increase in TPV, partially offset by the lower take rate year over year, with most impact coming from (i) Coronavoucher volumes, which represented R$7.1 billion in the quarter and have lower take rates, as well as (ii) lower base rate, impacting prepayment prices from larger accounts. Year over year revenue growth came mostly from SMBs – both offline and online – as large accounts were negatively impacted by the lower prepayment prices.

Chart 10: Total Revenue and Income in the Quarter (R$mm)	Chart 11: Accumulated Total Revenue and Income (R$mm)

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$335.2 million in the fourth quarter of 2020, an increase of 45.5%, compared with the fourth quarter of 2019. This increase was mostly due to the R$24.2 billion growth in TPV year over year.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$122.0 million in the fourth quarter of 2020, 33.1% higher than the fourth quarter of 2019. This increase was primarily due to a higher active client base combined with contribution from our software solutions and partially compensated by lower average subscription per client, which is mainly a result of additional new-client subscription incentives.

Financial Income

Financial Income was R$501.0 million in the fourth quarter of 2020, an increase of 24.0% year over year, primarily due to the 42.6% growth in TPV year over year excluding Coronavoucher combined with the evolution of our credit offering. These effects were partially compensated by (i) lower credit over debit mix, (ii) lower prepayment penetration over credit TPV in Pagar.me, (iii) slightly lower duration and (iv) lower prepayment prices in Pagar.me Key Accounts, as a result of the lower base rate in the country.

Revenue from our credit solution is accounted for at fair value and factors in expected delinquency rates.

Other Financial Income

Other Financial Income was R$43.2 million in the fourth quarter of 2020, a decrease of 24.0% compared to the fourth quarter of 2019. This decrease was mainly due to the lower base rate, which resulted in lower yields on the Company's cash balance and short-term investments, even after considering the cash raised in our follow on offering in August, which amounted to USD 1.5 billion.

  Costs and Expenses

We continued to invest in our Company and in the growth of our business throughout the fourth quarter of 2020, primarily in hiring new talents for many areas of the company, including operations and technology, as well as continued investments in our new solutions.

Chart 12: Operating Leverage13

Operating Costs and Expenses as a percentage of Total Revenue and Income was 47.5%, 1.1 percentage point below the third quarter of 2020. This quarter over quarter reduction was mostly due to (i) lower personnel expenses as a percentage of Total Revenue and Income and (ii) lower provisions and losses14.

On a year over year basis, Costs and Expenses as a percentage of Total Revenue and Income was 7.9 percentage points higher, mostly explained by (i) higher investment in our technology and customer support teams, (ii) higher expenses from our software solutions, (iii) M&A expenses in the context of the Linx acquisition and (iv) higher transaction and deployment costs to support our operation.

13 Includes Cost of Services, Administrative Expenses and Selling Expenses as a percentage of Total Revenue and Income. Quarterly unaudited data.

14 Does not include provisions for delinquencies from our credit solution.

Costs and Expenses

Cost of Services

Cost of Services were R$213.2 million or 21.3% of Total Revenue and Income in the fourth quarter of 2020, an increase of 4.9 percentage points over the fourth quarter of 2019. This increase was mainly due to (i) higher investments in our technology and customer service teams, (ii) costs from our software solutions and (iii) higher transaction and deployment costs to support our operation.

Compared with the third quarter of 2020, Cost of Services decreased as a percentage of Total Revenue and Income to 21.3% from 22.3%, mainly because of (i) lower provisions and losses15 and (ii) deployment costs as a percentage of Total Revenue and Income.

Administrative Expenses

Administrative Expenses were R$122.5 million, or 12.2% of Total Revenue and Income, 3.0 percentage points higher than the prior year-period, mainly due to (i) higher third-party services as a result of advisory and legal services hired in the context of the Linx acquisition and (ii) expenses related to software solutions.

Compared with the third quarter of 2020, Administrative Expenses increased from 11.4% of Total Revenue and Income to 12.2%, mainly due to higher third-party services mostly from advisory and legal services relative to the Linx acquisition, partially compensated by lower personnel expenses as a percentage of Total Revenue and Income.

Selling Expenses

Selling Expenses were R$139.9 million in the quarter, or 14.0% of Total Revenue and Income, broadly in line with the 13.9% reported in the prior year period.

Compared with the third quarter of 2020, Selling Expenses as a percentage of revenues decreased by 1.0 percentage point, mostly explained by lower personnel expenses as a percentage of Total Revenue and Income, partially compensated by higher marketing investments.

15 Does not include provisions for delinquencies from our credit solution

Costs and Expenses

Financial Expenses, Net

Financial Expenses, Net were R$64.2 million, a decrease of 39.9%, compared with the fourth quarter of 2019, mainly explained by lower cost of funds due to the lower base rate and higher use of own cash to fund the prepayment operation, which more than compensated the higher volumes in the quarter.

Compared with the previous quarter, Financial Expenses, net as a percentage of Total Revenue and Income decreased slightly from 6.9% to 6.4%, despite higher prepaid volumes.

Other Operating Expenses, Net

Other Operating Expenses, Net were R$90.2 million in the fourth quarter of 2020, compared with R$2.5 million in the fourth quarter of 2019. This difference is mainly related to (i) donations, including a R$10mn donation to help with the construction of a factory for the production of COVID-19 vaccines, (ii) higher share-based compensation expenses, mostly related to the tax and social charges provisions in relation to the appreciation of our shares in the quarter and (iii) higher POS losses as a result of COVID-19 impact on SMBs.

Compared with the third quarter of 2020, Other Operating Expenses, net were 108.4% higher or 4.4 percentage points higher as a percentage of Total Revenue and Income. This higher figure is mostly related to the items (i), (ii) and (iii) mentioned in the year over year comparison above.

Profit Before Income Taxes

Profit Before Income Taxes was R$368.4 million, or 1.6% higher year over year, with a pre-tax margin of 36.8% compared with 46.3% in the fourth quarter of 2019. This lower margin is mainly a result of (i) the combination of higher Cost of Services, Administrative Expenses and Other Expenses, net as a percentage of Total Revenue and Income, (ii) partially compensated by lower Financial Expenses, net as a percentage of Total Revenue and Income.

Compared with the third quarter of 2020, pre-tax margin was 3.0 percentage points lower explained mostly by higher Other Operating Expenses and Administrative Expenses as a percentage of Total Revenue and Income, partially compensated by lower Cost of Services, Selling Expenses and Financial Expenses, net as a percentage of Total Revenue and Income.

Income Tax and Social Contribution

During the fourth quarter of 2020, the Company incurred R$62.3 million in Income Tax and Social Contribution expenses, or a 16.9% effective tax rate, compared with a 27.2% tax rate in the fourth quarter of 2019.

  Net Income and EPS

Adjusted Net Income was R$357.8 million in the fourth quarter of 2020, with a record margin of 35.7%, compared with R$275.0 million Adjusted Net Income and a margin of 35.1% in the fourth quarter of 2019.

Compared with the third quarter of 2020, Adjusted Net Margin was 4.9 percentage points higher, helped by a lower effective tax rate.

Chart 13: Adjusted Net Income in the Quarter (R$mm)	Chart 14: Adjusted Net Margin in the Quarter

Chart 15: Accumulated Adjusted Net Income (R$mm)	Chart 16: Accumulated Adjusted Net Margin

Net Income was R$306.1 million in the fourth quarter of 2020, compared with Net Income of R$264.0 million in the fourth quarter of 2019. Net Margin decreased by 3.2 percentage points to 30.6% year over year in the fourth quarter of 2020. This reduction is mainly explained by the same factors mentioned above for the variation in Profit Before Income Taxes combined with a lower effective tax rate.

Adjusted diluted EPS for the Company was R$1.16 per share in the fourth quarter of 2020, 19.8% higher than in the fourth quarter of 2019, mostly explained by the 30.1% higher Adjusted Net Income. GAAP basic EPS was R$1.01 per share, an increase of 7.0% year over year, mostly explained by the 16.0% higher Net Income.

Table 4: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	4Q20	% Rev.	4Q19	% Rev.	Δ %	Δ p.p.
Net income for the period	306.1	30.6%	264.0	33.7%	16.0%	(3.2 p.p.)
Share-based compensation expenses (a)	50.0	5.0%	14.6	1.9%	242.6%	3.1 p.p.
Amortization of fair value adjustment (b)	3.5	0.3%	4.6	0.6%	(24.2%)	(0.2 p.p.)
Gain on previously held interest in associate (c)	0.0	0.0%	0.0	0.0%	n.a.	0.0 p.p.
Other expenses (d)	15.6	1.6%	(1.7)	(0.2%)	n.m	1.8 p.p.
Tax effect on adjustments	(17.4)	(1.7%)	(6.4)	(0.8%)	170.8%	(0.9 p.p.)
Adjusted net income	357.8	35.7%	275.0	35.1%	30.1%	0.6 p.p.

GAAP basic EPS (e)	1.01	n.a.	0.95	n.a.	7.0%	n.a.
Adjusted diluted EPS (f)	1.16	n.a.	0.97	n.a.	19.8%	n.a.
Basic Number of shares	309.3	n.a.	277.4	n.a.	11.5%	n.a.
Diluted Number of shares	313.7	n.a.	281.8	n.a.	11.3%	n.a.

Table 5: Adjusted Net Income Reconciliation (Accumulated)

Net Income Bridge (R$mm)	2020	% Rev.	2019	% Rev.	Δ %	Δ p.p.
Net income for the period	837.4	25.2%	804.2	31.2%	4.1%	(6.0 p.p.)
Share-based compensation expenses (a)	120.7	3.6%	64.3	2.5%	87.7%	1.1 p.p.
Amortization of fair value adjustment (b)	17.2	0.5%	17.2	0.7%	0.4%	(0.1 p.p.)
Gain on previously held interest in associate (c)	(3.0)	(0.1%)	0.0	0.0%	n.a.	(0.1 p.p.)
Other expenses (d)	30.8	0.9%	(1.7)	(0.1%)	n.m	1.0 p.p.
Tax effect on adjustments	(45.0)	(1.4%)	(26.8)	(1.0%)	67.5%	(0.3 p.p.)
Adjusted net income	958.2	28.9%	857.1	33.3%	11.8%	(4.4 p.p.)

GAAP basic EPS (e)	2.95	n.a.	2.90	n.a.	1.9%	n.a.
Adjusted diluted EPS (f)	3.32	n.a.	3.03	n.a.	9.3%	n.a.
Basic Number of shares	289.3	n.a.	277.3	n.a.	4.3%	n.a.
Diluted Number of shares	293.7	n.a.	282.2	n.a.	4.1%	n.a.

(a) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option, M&A expenses and earn-out interests related to acquisitions.

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 22 of our Interim Condensed Consolidated Financial Statements, December 31st, 2020.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares. Adjustments consider share-based compensation expenses and amortization of fair value adjustments, in line with previous disclosures.

  Cash Flow

Because of the nature of the prepayment and credit businesses, the dynamics of the sale of receivables and the dynamics of the sale of credit outstanding balance to third-party investors, StoneCo management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities, both non-IFRS metrics. These metrics consist of transferring the following four working capital items16 from our operating cash flow to our financing cash flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; (iii) Interest Income Received, Net of Costs17, which is shown separately in our Cash Flow Statement but is directly linked to the funding of our prepayment operation and (iv) Loans Designated at FVPL related to our credit operation (see Appendix "Notes on Cash Flows" for further details).

The table below is a summarized version of our Statement of Cash Flows and Adjusted Free Cash Flow (a non-IFRS metric), along with a reconciliation of these metrics with our managerial (non-IFRS) view of them, as well as reconciliation of Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities to Net Cash Provided by/ (Used in) Operating Activities and Net Cash Provided by/ (Used in) Financing Activities.

Table 6: Summarized Statement of Cash Flows and Free Cash Flow

Summarized Statement of Cash Flows (R$mm)	4Q20			4Q19
	IFRS	(+) Adjustments	Managerial (Non-IFRS)	IFRS	(+) Adjustments	Managerial (Non-IFRS)
Net Income	306.1		306.1	264.0		264.0
(+) Adjustments to Net Income	(5.6)		(5.6)	128.8		128.8
(+) Working capital adjustments	(57.8)	152.9	95.1	(1,056.3)	887.5	(168.8)
(+) AR, AP, interest income received, net of costs (a)	301.7	(301.7)	0.0	(762.8)	762.8	0.0
(+) Changes in Loans Designated at FVPL	(454.7)	454.7	0.0	(124.7)	124.7	0.0
(+) Other working capital changes	95.1		95.1	(168.8)		(168.8)
(=) Cash provided by (used in) operating activities	242.6		395.6	(663.5)		224.0

(-) Capex (b)	(49.7)		(49.7)	(38.1)		(38.1)
(+) Other investing activities	(72.5)		(72.5)	(87.0)		(87.0)
(=) Cash provided by (used in) investing activities	(122.2)		(122.2)	(125.0)		(125.0)

(+) Debt/FIDC issuance (repayment)	129.7		129.7	1,511.2		1,511.2
(+) Working capital related to credit operation		(454.7)	(454.7)		(124.7)	(124.7)
(+) Working capital related to AR/AP		301.7	301.7		(762.8)	(762.8)
(+) Capital events (c)	(13.9)		(13.9)	(0.4)		(0.4)
(=) Cash provided by (used in) financing activities	115.8		(37.1)	1,510.8		623.4

(+) Effect of foreign exchange on cash and cash equivalents	18.4		18.4	0.9		0.9
(=) Change in cash and cash equivalents	254.7		254.7	723.2		723.2

Free Cash Flow (R$mm)	4Q20			4Q19
Cash provided by (used in) operating activities	242.6	152.9	395.6	(663.5)	887.5	224.0
(-) Capex (b)	(49.7)		(49.7)	(38.1)		(38.1)
Free Cash Flow	192.9		345.9	(701.6)		185.9

 (a) Includes changes in accounts receivables from card issuers, accounts payable to clients and interest income received, net of costs ..

(b) Includes purchase of property and equipment, plus purchases and development of intangibles assets.

(c) Includes capital increase, repurchase of shares, acquisition of non-controlling interest and cash proceeds from non-controlling interest

16 Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. The Company receives payment from issuing banks first, and only then pays its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option to sell the receivables related to those payables from card issuers in order to meet such working capital requirements. The combined effect to the cash flow is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources for prepayment in the financial statements” in the appendix. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally. In addition to prepayment, the Company has started to offer credit solutions to clients. The Company intends to fund its credit operation primarily through third parties (i.e. FIDC and debt), as well as with some own cash. Given the operational nature of our credit business, as in the case of prepayment mentioned above, management does not view related funding decision as translating into higher or lower ability of our business to generate cash operationally.

17Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables to commercial banks. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

Cash Flow

Adjusted (non-IFRS) Free Cash Flow

The Company defines Adjusted Free Cash Flow18, a non-IFRS metric, as Adjusted net cash provided by (used in) operating activities (non-IFRS), less purchase of property and equipment and purchases and development of intangible assets ("Capex").

The Company reported Adjusted Free Cash Flow of R$345.9 million in the fourth quarter of 2020, 86.0% higher than the prior-year-period, when the Company reported R$185.9 million in Adjusted Free Cash Flow. The increase in Adjusted Free Cash Flow is explained by (i) R$263.9 million higher Net Cash Provided by Operating Activities related to working capital and (ii) R$42.1 million higher Net Income. These effects were partially compensated by (iii) R$134.4 million lower Adjustments to Net Income, mostly related to Interest, Monetary and Exchange Variations, Net and (iv) R$11.6 million higher capex.

Net Cash Provided by Operating Activities

In the fourth quarter of 2020, Net Cash Provided by Operating Activities was R$242.6 million, compared with R$663.5 million of Net Cash Used in Operating Activities in the fourth quarter of 2019, a difference of R$906.1 million. This positive variation is mainly explained by R$1,143.0 million lower Net Cash Used in Operating Activities from Accounts Receivable from Card Issuers, partially offset by R$196.3 million lower Adjustments to Net Income from Interest, Monetary and Exchange Variations, Net and R$40.6 million from other effects.

Adjusting for the effects on table 6 above, our Adjusted (non-IFRS) Net Cash Provided by Operating Activities19 was R$395.6 million, compared with R$224.0 million in Adjusted Net Cash Provided by Operating Activities in the fourth quarter of 2019. The R$171.6 million higher Adjusted Net Cash Provided by Operating Activities is explained by items (i) and (ii) from the " Adjusted (non-IFRS) Free Cash Flow" section above, partially compensated by item (iii).

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities was R$122.2 million for the fourth quarter of 2020, R$2.9 million lower compared with the fourth quarter of 2019, when the Company reported R$125.0 million of Net Cash Used in Investing Activities. The slightly lower Net Cash Used in Investing Activities for the fourth quarter of 2020 was driven by the combination of (i) R$90.0 million in Proceeds from Short-Term Investments, Net in the fourth quarter of 2020 compared to R$81.7 million in Acquisition of Short-Term Investments, Net in the fourth quarter of the previous year, a R$171.7 million difference, and (ii) R$4.9 million from other smaller effects, partially compensated by (iii) R$162.1 million higher Acquisition of Subsidiary, Net of Cash Acquired related to disbursements from acquisitions and (iv) R$11.6 million higher capex.

18 Adjusted Free Cash Flow is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

19 Adjusted Net Cash Provided by (Used in) Operating Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

Cash Flow

Net Cash Provided by (Used in) Financing Activities

Net Cash Provided by Financing Activities was R$115.8 million for the fourth quarter of 2020, compared with Net Cash Provided by Financing Activities of R$1,510.8 million for the fourth quarter of 2019. Net Cash Provided by Financing Activities for the fourth quarter of 2020 was R$1,395.0 million lower mainly driven by (i) R$1,381.5 million lower Proceeds from Borrowings and FIDCs, net of repayment, even considering the R$246.5 million from Proceeds from FIDC quota holders related to the first tranche from FIDC SOMA III in the fourth quarter of 2020 and (ii) R$13.5 million higher cash used for capital events. FIDC SOMA III is the fund through which we raised third party capital for our credit solution. The first series raised a total of R$493 million in Senior and Mezzanine quotas, which was liquidated in two tranches, one in December and the second one in January.

Adjusting for the effects on table 6 above, our Adjusted (non-IFRS) Net Cash Used in Financing Activities20 was R$37.1 million in the fourth quarter of 2020, compared with Adjusted (non-IFRS) Net Cash Provided by Financing Activities of R$623.4 million in the fourth quarter of 2019, a difference of R$660.5 million. This difference is related to (i) R$1,381.5 million lower Proceeds from Borrowings (net of payments) and (ii) R$330.0 million higher working capital used in our credit offering. These effects were partially offset by (iii) R$1,064.6 million higher positive working capital contribution from our Accounts Receivable from Card Issuers and Accounts Payable to Clients compared with the fourth quarter of 2019 and (iv) R$13.5 million higher cash used for capital events.

20 Adjusted Net Cash Provided by (Used in) Financing Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

  Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash, a non-IFRS metric. It consists of the items detailed in the Table 7 below:

Table 7: Adjusted Net Cash

Adjusted Net Cash (R$mm)	4Q20	4Q19
Cash and cash equivalents	2,447.0	968.3
Short-term investments	8,128.1	2,937.0
Accounts receivable from card issuers	16,307.2	14,066.8
Loans designated at FVPL	1,646.7	124.7
Derivative financial instrument (b)	25.0	12.3
Adjusted Cash	28,553.9	18,109.2

Accounts payable to clients	(9,172.4)	(6,500.1)
Loans and financing (a)	(1,534.2)	(2,912.0)
Obligations to FIDC quota holders	(4,374.6)	(3,710.9)
Derivative financial instrument (b)	(16.2)	(1.4)
Adjusted Debt	(15,097.4)	(13,124.4)

Adjusted Net Cash	13,456.5	4,984.8

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars

Accounts Receivable from Card Issuers and Loans Designated at FVPL are accounted for at their fair value in our balance sheet.

As of December 31, 2020, the Company´s Adjusted Net Cash position was R$13,456.5 million compared with R$4,984.8 million on December 31, 2019, an increase of R$8,471.7 million.

This increase can be explained by the following factors:

●	Cash and Cash Equivalents plus Short-term Investments increased by R$6,669.7 million, from R$3,905.4 million on December 31, 2019 to R$10,575.0 million on December 31, 2020, mostly as a function of the follow-on proceeds in the net amount of USD1,464.7 million;

●	Loans and financing plus Obligations to FIDC quota holders decreased R$714.1 million from R$6,622.9 million on December 31, 2019 to R$5,908.8 million on December 31, 2020 as the company was able to partially amortize its debt obligations;

●	This amortization was funded partly with own cash and partly with sale of receivables as Accounts Receivable from Card Issuers, net of Accounts Payable to Clients decreased by R$431.9 million, from R$7,566.7 million on December 13, 2019 to R$7,134.8 million on December 31, 2020.

●	The Company invested R$1,522.0 million in its Loans Designated at FVPL, going from R$124.7 million on December 31, 2019 to R$1,646.7 million on December 31, 2020. The Company expects to scale its credit business mostly through third-party funding and has already begun to raise funds in the market through FIDC SOMA III, which raised R$493 million through December and January.

●	Finally, derivative financial instruments net position increased from R$11.0 million on December 31, 2019 to R$8.8 million on December 31, 2020.

Combined, these factors generated R$1,973.0 million higher Adjusted Debt, and R$10,444.7 million higher Adjusted Cash, which explains the improvement in Adjusted Net Cash of R$8,471.7 million.

  Other Information

Conference Call

Stone will discuss its fourth quarter financial results during a teleconference today, March 11, 2021, at 5:00 PM ET / 7:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results cannot be reasonably estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Net Cash Provided by (Used in) Financing Activities, Free Cash Flow and Adjusted Free Cash Flow, Adjusted Net Cash / (Debt) and Adjusted Pre-Tax Margin.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an additional view of cash flow from operations without the effect of funding decisions related to our financial solutions, that include prepayment business and credit solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, Loans Designated at FVPL and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment and credit operations.

 Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Profit and Loss

Table 8: Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	4Q20	4Q19	2020	2019
Net revenue from transaction activities and other services	335.2	230.3	1,144.1	770.3
Net revenue from subscription services and equipment rental	122.0	91.6	388.0	331.6
Financial income	501.0	404.1	1,647.0	1,287.8
Other financial income	43.2	56.9	140.7	186.4
Total revenue and income	1,001.4	782.9	3,319.8	2,576.0
Cost of services	(213.2)	(128.3)	(769.9)	(427.0)
Administrative expenses	(122.5)	(72.4)	(392.5)	(285.8)
Selling expenses	(139.9)	(109.0)	(505.9)	(360.6)
Financial expenses, net	(64.2)	(106.9)	(339.8)	(353.5)
Other operating expenses, net	(90.2)	(2.5)	(177.1)	(57.7)
Loss on investment in associates	(3.0)	(1.1)	(6.9)	(0.8)
Profit before income taxes	368.4	362.6	1,127.7	1,090.7
Income tax and social contribution	(62.3)	(98.7)	(290.2)	(286.5)
Net income for the period	306.1	264.0	837.4	804.2

 Audited Fiscal Year Consolidated Balance Sheet Statement

Table 9: Audited Fiscal Year Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	31-Dec-20	31-Dec-19
Assets
Current assets	29,274.8	18,404.9
Cash and cash equivalents	2,447.0	968.3
Short-term investments	8,128.1	2,937.0
Accounts receivable from card issuers	16,307.2	14,066.8
Trade accounts receivable	1,415.9	249.4
Recoverable taxes	56.4	50.4
Prepaid expenses	67.7	12.5
Derivative financial instruments	43.1	14.1
Other assets	809.6	106.3

Non-current assets	2,473.8	1,200.9
Trade accounts receivable	382.1	0.0
Receivables from related parties	7.2	12.8
Deferred tax assets	138.7	192.8
Prepaid expenses	51.2	0.0
Other assets	85.6	44.7
Investment in associate	52.0	28.2
Property and equipment	717.2	548.6
Intangible assets	1,039.9	373.7

Total Assets	31,748.7	19,605.7

Liabilities and equity
Current liabilities	13,380.4	11,872.5
Accounts payable to clients	9,172.4	6,500.1
Trade accounts payable	180.5	97.8
Loans and financing	1,184.7	2,947.8
Obligations to FIDC quota holders	1,960.1	2,090.9
Labor and social security liabilities	173.1	109.0
Taxes payable	106.8	44.9
Derivative financial instruments	16.2	1.4
Other liabilities	586.5	80.6

Non-current liabilities	3,376.3	1,760.2
Loans and financing	524.4	87.5
Obligations to FIDC quota holders	2,414.4	1,620.0
Deferred tax liabilities	61.1	10.7
Provision for contingencies	10.2	9.6
Labor and social security liabilities	81.3	27.4
Other liabilities	285.0	5.1

Total liabilities	16,756.6	13,632.7

Equity attributable to owners of the parent	14,853.5	5,972.4
Issued capital	0.1	0.1
Capital reserve	13,479.7	5,443.8
Treasury shares	(76.4)	(0.1)
Other comprehensive income	(5.0)	(72.3)
Retained earnings	1,455.0	601.0

Non-controlling interests	138.6	0.6

Total equity	14,992.0	5,973.0

Total liabilities and equity	31,748.7	19,605.7

 Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Cash Flows

Table 10: Unaudited Fourth Quarter and Audited Fiscal Year Consolidated Statement of Cash Flows

Cash Flow (R$mm)	4Q20	4Q19	2020	2019
Net income for the period	306.1	264.0	837.4	804.2

Adjustments on Net Income:
Depreciation and amortization	71.4	55.7	256.3	163.4
Deferred income tax and social contribution	7.0	16.3	73.3	69.2
Loss (gain) on investment in associates	3.0	1.1	6.9	0.8
Interest, monetary and exchange variations, net	(141.2)	55.0	(283.9)	110.7
Provision for contingencies	0.1	7.2	2.3	9.4
Share based payments expense	11.7	7.6	31.5	30.8
Allowance for expected credit losses	9.2	7.1	35.6	33.9
Loss on disposal of property, equipment and intangible assets	25.6	8.2	52.7	14.6
Fair value adjustment in financial instruments at FVPL	34.2	(17.4)	(12.5)	(17.4)
Fair value adjustment in derivatives	(26.5)	(12.1)	(5.8)	(12.1)
Remeasurement of previously held interest in subsidiary acquired	0.0	0.0	(3.0)	0.0

Working capital adjustments:
Accounts receivable from card issuers	(368.6)	(1,511.6)	(2,081.9)	(4,779.5)
Receivables from related parties	2.4	(5.0)	8.7	(1.1)
Recoverable taxes	(10.2)	(13.3)	(18.6)	(67.8)
Prepaid expenses	(2.1)	9.0	(106.4)	2.6
Trade accounts receivable and other assets	(335.9)	(199.4)	(1,362.4)	(285.0)
Accounts payable to clients	362.9	409.8	1,379.1	245.9
Taxes payable	61.3	79.8	270.0	239.0
Labor and social security liabilities	22.0	15.7	110.0	39.7
Provision for contingencies	(0.1)	(1.5)	(2.2)	(1.1)
Other Liabilities	(27.9)	16.7	31.8	(3.4)
Interest paid	(39.3)	(150.8)	(177.6)	(268.5)
Interest income received, net of costs	307.4	338.9	1,172.8	1,191.1
Income tax paid	(30.0)	(44.7)	(157.7)	(171.3)
Income tax paid
Net cash provided by (used in) operating activity	242.6	(663.5)	56.5	(2,651.8)

Investing activities
Purchases of property and equipment	(37.4)	(19.4)	(372.1)	(333.6)
Purchases and development of intangible assets	(12.3)	(18.7)	(83.0)	(66.4)
Acquisition of subsidiary, net of cash acquired	(162.1)	0.0	(247.4)	0.0
Proceeds from (acquisition of) short term investments, net	90.0	(81.7)	(5,069.1)	(21.9)
Proceeds from the disposal of non-current assets	0.6	0.1	7.1	1.1
Acquisition of interest in associates	(1.0)	(5.3)	(44.4)	(16.8)

Net cash used in investing activities	(122.2)	(125.0)	(5,809.0)	(437.6)

Financing activities
Proceeds from borrowings	390.0	2,120.2	3,996.8	2,958.8
Payment of borrowings	(50.0)	(590.3)	(5,381.1)	(801.8)
Payment to FIDC quota holders	(413.2)	0.0	(2,059.5)	0.0
Proceeds from FIDC quota holders	216.1	0.0	2,716.1	1,640.0
Payment of leases	(13.3)	(18.7)	(41.4)	(38.0)
Capital increase, net of transaction costs	(13.0)	0.0	7,832.6	0.0
Repurchase of shares	(0.1)	(0.1)	(76.4)	(0.1)
Acquisition of non-controlling interests	(0.3)	(0.3)	(1.0)	(0.9)
Dividends paid to non-controlling interests	(0.9)	(0.0)	(0.9)	(0.0)
Cash proceeds from non-controlling interest	0.4	0.0	230.9	0.0
Acquisition of non-controlling interests
Net cash provided by financing activities	115.8	1,510.8	7,216.2	3,757.9

Effect of foreign exchange on cash and cash equivalents	18.4	0.9	15.0	1.8

Change in cash and cash equivalents	254.7	723.2	1,478.6	670.4

Cash and cash equivalents at beginning of period	2,192.3	245.1	968.3	297.9
Cash and cash equivalents at end of period	2,447.0	968.3	2,447.0	968.3

 Appendix – Notes on Cash Flows

Note on the impact of different funding sources for prepayment in the financial statements

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it reduces accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company predominantly uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior and/or mezzanine quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) its own capital from capital contributions or cash flows from operations. These funding options lead to different effects on the Company’s statements of balance sheet and cash flows:

Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

Issuance of FIDC[21] senior and/or mezzanine quotas: when the Company launches a new FIDC in order to raise capital, the amount raised from senior and/or mezzanine quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior and/or mezzanine quota holders. The Company then transfers its receivables from card issuers in its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. This set of transactions generates a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior and/or mezzanine quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.

Debentures and private loans: when the Company issues a debenture or takes a private loan, the effect on the Company’s statements of balance sheet and cash flows is similar to the issuance of FIDC senior and/or mezzanine quotas.

Deployment of the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

21   Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) is an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables.

 Appendix – Notes on Cash Flows

Note on the impact of different funding sources for our credit solution in the financial statements

Besides the prepayment operation, the Company has recently started to offer credit solutions to clients, which also require funding. In addition to the sale of receivables, debentures and private loans mentioned above, the Company has the following main funding alternatives for the credit business:

Bilateral agreements with third-party financial institutions: the company may enter into agreement with third-party financial institutions, so that such institutions are the lenders of record for Stone´s clients. In such case, the third-party financial institution would bear the funding need and the credit risk of the transaction and the Company would recognize a fee for rendering services related to the transaction. This was the alternative the Company opted for its initial pilot phase of the credit solution, which has a positive effect in cash flow from operations.

Issuance of Credit FIDC senior and/or mezzanine quotas: in that case, the company raises funds in the capital markets and issues senior and/or mezzanine quotas to investors, while keeping a very small amount of own cash invested in subordinated quotas. Besides providing most of the funding needed for the credit offering, this alternative also reduces the Company´s overall exposure to credit risk. The impact in our consolidated statement of cash flows has similar logic as the issuance of FIDC senior and/or mezzanine quotas mentioned in the section “Note on the impact of different funding sources for prepayment in the financial statements” above.

Deployment of the Company’s capital: if the Company uses its own capital to fund its credit operations, it decreases its cash balance and recognizes loan assets in its balance sheet. If the Company increases the amount of such loan assets, this has a negative impact in our Net Cash provided by/(used in) Operating Activities.

Sale of loan assets: the true sale of loan assets results in its derecognition from our balance sheet, impacting positively our Net Cash provided by/(used in) Operating Activities.

As of December 31, 2020, the credit portfolio outstanding to Stone´s clients was R$1,514.3 million. The Company funded (i) R$23.5 million from a third-party financial institution through the funding model explained in the topic (1) above; (ii) R$1,457.3 million by the Company’s own capital through an investment in a FIDC and (iii) R$33.5 million by third-party institutional investors through FIDC senior and mezzanine quotas (alternative 2 above), from a recent fundraise totaling R$493 million. In the case of items (ii) and (iii) above, the amounts are recognized in Loans Designated ad FVPL in the Company´s balance sheet. The Company intends to scale its credit operation mainly through third-party funding, especially alternative (2) mentioned above.

Loan assets held in the Company´s balance sheet are accounted for at their fair value, which factors in market discount rates and expected delinquency, thus representing the value that the Company would most probably be able to sell such assets.